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Unitonomy

Founder of Unitonomy

Louisville, Kentucky · 500+ connections · Contact info

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Do you email yourself? Sending email is really fast and you can do it from anywher...

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We're building Unitonomy in hopes of defining the culture management softwar...

What is Culture Management? - Unitonomy

unitonomy.com • 9 min read

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Experience

Founder

Unitonomy

Jun 2019 – Present · 1 yr 3 mos
Louisville, Kentucky Area

Unitonomy is making culture management software for knowledge workers and their teams.

We're primarily focused on helping remote teams augment communication. Try GetCommit.com (knowledge transfer), OrgVitals.com (collaboration and culture analytics), or Glvvv.com (solves emailing yourself) for free!



Pledger
Founders Pledge
Jan 2020 – Present · 8 mos



I'm excited to be a member of Founders Pledge. We're a global community of entrepreneurs finding and funding solutions to the world's most pressing problems. Every member, including myself, has made a legally binding commitment to donate a portion of personal proceeds on liquidity to social causes. The Founders Pledge team provides charity research and ...**see mor**

Entrepreneur In Residence
University of Louisville
May 2019 – Nov 2019 · 7 mos
Louisville, Kentucky Area



Advising researchers inside the university on commercialization options.

Game Design & Game Dynamics Consultant
Independent Game Designer & Consultant
Jan 2008 – Nov 2019 · 11 yrs 11 mos
Remote

I work with startups to help develop their product user experience to include a game layer. This includes thinking through the acquisition and retention of the users by balancing dynamic incentives, rewards, and feedback mechanisms.

Co-Founder and Head of Product
TouchCast
Mar 2012 – Jun 2019 · 7 yrs 4 mos
Greater New York City Area



TouchCast, a start-up headquartered in New York, is a communications technology company whose products and solutions help individuals, teams and enterprises communicate and collaborate more effectively.

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Show 5 more experiences ⌄

Education



New York University
MPS, Interactive Telecommunications
2006 – 2008

Focused study on interactive/experimental narrative and game design.



Kenyon College
Bachelor of Arts (B.A.), English Literature, Creative Writing
1996 – 2000

Volunteer Experience



Volunteer
Home of the Innocents
Jan 2004 – May 2006 • 2 yrs 5 mos
Children

Sat with at-risk families one night a week to help improve communication skills.



